Eric C. Jensen	VIA EDGAR
+ 1 650 843 5049
ejensen@cooley.com
September 14, 2022
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:    Kathleen Collins, Accounting Branch Chief
Joyce Sweeney, Senior Staff Accountant
Re:    Tenable Holdings, Inc.
            Form 10-K for the Year Ended December 31, 2021
            Filed February 25, 2022
            Form 8-K furnished April 26, 2022
            File No. 001-38600
Ladies and Gentlemen:
On behalf of Tenable Holdings, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter, dated August 2, 2022 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 filed on February 25, 2022 and the Company’s Current Report on Form 8-K furnished on April 26, 2022.
The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics.
Form 10-K for year ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations Factors Affecting Our Performance, page 45
1.We note your response to prior comment 2. While we acknowledge that the dollar-based net expansion rate may fluctuate on a quarterly basis, it appears that such fluctuations can be explained with a qualitative discussion of the factors noted in your response and/or a quantitative analysis, when practicable. Also, it is unclear how your current reference to such rate "exceeding" 110% or being "well above" 110% provides investors with an understanding of the trends you have experienced in this rate over the last several years. Therefore, in future filings, including your quarterly reports on Form 10-Q, please disclose the specific percentage of dollar-based net expansion rate for the periods presented and to the extent there are significant fluctuations in a particular period, include qualitative discussion to clarify the reasons for such fluctuation. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.
The Company acknowledges the Staff's comment and respectfully advises the Staff that it will disclose the specific percentage of the dollar-based net expansion rate in its Annual Report on Form 10-K and for each quarterly period presented on Form 10-Q filed with the Commission beginning with

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130 t: (650) 843-5000 f: (650) 849-7400 cooley.com the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, and will provide qualitative discussion related to any significant fluctuations in a particular period.
Results of Operations, page 55
2.In your response to prior comment 4 you state that you will disclose the change in revenue driven by new enterprise customers in future filings. Please clarify whether your reference to enterprise customers in your response is the same as enterprise "platform" customer as defined on page 49. If not, tell us and disclose in future filings how you define enterprise customers. Also, separately quantify the percentage of revenues attributable to enterprise customers and/or enterprise platform customers for each period presented to provide further context to such disclosure.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that based on further consideration and feedback from the Staff in response to prior comment 4, the Company will quantify and disclose in its future reports on Forms 10-Q and 10-K filed with the Commission beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, the increase in revenue attributed to all new and existing customers rather than limiting the disclosure to only new enterprise customers. The Company believes this will more appropriately address the Staff’s original comment with reference to Item 303(a) of Regulation S-K. For example, of the increase in revenue of $100.9 million from the year ended December 31, 2020 to December 31, 2021, $93.6 million was attributable to existing customers and $7.3 million was attributable to new customers.
The Company further advises the Staff that the reference to enterprise customers in its response dated July 28, 2022 is the same as enterprise “platform” customers. As disclosed in the Company’s prior filings, the Company defines an enterprise platform customer as a customer that has licensed Tenable.ep, Tenable.io, Tenable.cs, Tenable.ad, Tenable.ot or Tenable.sc for an annual amount of $5,000 or greater. The Company will continue to disclose the number of new enterprise platform customers and net new six figure customers in its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.
The Company further advises the Staff that revenue related to enterprise platform offerings increased from 74% of total revenue in 2018 to 82% of total revenue in 2021, reflecting the Company's continued emphasis on its enterprise platform offering since its initial public offering in 2018. In the future, the Company expects revenue from enterprise platform offerings as a percentage of total revenue to remain relatively consistent with 2021.
8-K furnished April 26, 2022
Exhibit 99.1
Non-GAAP Financial Measures and Other Key Metrics, page 3
3.We note your revised disclosure regarding unlevered free cash flow in response to prior comment 6. Please further revise to refer to other non-discretionary expenditures, such as non-cancelable commitments and contractual obligations.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will revise its description of unlevered free cash flow in future filings furnished with the Commission as follows:

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130 t: (650) 843-5000 f: (650) 849-7400 cooley.com

The Company defines unlevered free cash flow as free cash flow plus cash paid for interest and other financing costs. We believe unlevered free cash flow is useful as a liquidity measure as it measures the cash that is available to invest in our business and meet our current debt commitments and future financing needs. However, given our debt obligations, non-cancelable commitments and other contractual obligations, unlevered free cash flow does not represent residual cash flow available for discretionary expenses.
* * * *
Please contact me at (650) 843-5049 with any questions or further comments regarding our responses to the Staff’s comments.
Sincerely,
/s/ Eric C. Jensen
Eric C. Jensen
cc:        Amit Yoran, Tenable Holdings, Inc.
Stephen A. Vintz, Tenable Holdings, Inc.
Stephen A. Riddick, Tenable Holdings, Inc.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130 t: (650) 843-5000 f: (650) 849-7400 cooley.com